
भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग, मध्यवर्ती कार्यालय,
स्टेट बँक भवन, मादाम कामा मार्ग, मुंबई - 400 021
शेयर एवं बांड विभाग, केन्द्रीय कार्यालय,
स्टेट बैंक भवन, मादाम कामा मार्ग, मुंबई - 400 021
Shares & Bonds Department, Central Office, State Bank Bhavan,
Madame Cama Marg, Mumbai - 400 021

Tel.: 022-2288 3888 | Fax: 91-22-2285 5348

Date :

Ref. No.:

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

FILE NO. 82.4524

CO/S&B/VKJ/ 2649

31-12-2009

Dear Sir/Madam,

STATE BANK OF INDIA:
SHARES & BONDS DEPARTMENT
CHANGE OF ADDRESS

We enclose for your information, a copy of our letter No. CO/S&B/VKJ/2631 dated 31-12-2009, addressed to the Bombay Stock Exchange Ltd., Mumbai.

Yours faithfully,





General Manager

Encl. as above

dlw 1/7

भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग, मध्यवर्ती कार्यालय,
स्टेट बँक भवन, मादाम कामा मार्ग, मुंबई - 400 021
शेयर एवं बांड विभाग, केन्द्रीय कार्यालय,
स्टेट बैंक भवन, मादाम कामा मार्ग, मुंबई - 400 021
Shares & Bonds Department, Central Office, State Bank Bhavan,
Madame Cama Marg, Mumbai - 400 021

Tel.: 022-2288 3888 | Fax: 91-22-2285 5348

The Executive Director,
Bombay Stock Exchange Ltd.,
Listing Department,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001

Date : 31.12.2009
Ref. No.: CO/S&B/VKJ/2631

FILE NO. 82.4524

Dear Sir/Madam,

STATE BANK OF INDIA:
SHARES & BONDS DEPARTMENT
CHANGE OF ADDRESS

We advise that the Shares & Bonds Department of State Bank of India has shifted from State Bank Bhavan, Madame Cama Road, Nariman Point, Mumbai - 400021 to the new premises at the following address:

State Bank of India,
Shares & Bonds Department, Central Office,
Varma Chambers, 3rd Floor,
11- Homji Street, Horniman Circle,
Fort, Mumbai - 400001.

Telephone No (s) -
022 – 22633462, 22633463, 22633464, 22633465, 22633466
Fax No (s) - 022- 22633470 & 22633471

2. We request you to please note the new address /telephone/fax no(s) in your record for all the future correspondence / contact with us.

Yours faithfully,

[signature]
General Manager